Exhibit 12

Consolidated Natural Gas Company
Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Nine Months Ended September 30, 2005	Twelve Months Ended September 30, 2005	2004	2003	2002	2001	2000
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$386	$806	$1,349	$1,022	$950	$604	$360
Distributed income from unconsolidated investees, less equity in earnings	(6)	(5)	(5)	(14)	(16)	(6)	13
Fixed charges included in the determination of net income	183	234	190	169	168	170	184
Total earnings, as defined	$ 563	$ 1,035	$ 1,534	$ 1,177	$ 1,102	$ 768	$ 557

Fixed charges, as defined:
Interest charges	$ 210	$ 271	$ 229	$ 223	$ 227	$ 181	$ 173
Rental interest factor	13	17	17	13	11	11	11
Total fixed charges, as defined	$ 223	$ 288	$ 246	$ 236	$ 238	$ 192	$ 184

Ratio of Earnings to Fixed Charges	2.52	3.59	6.24	4.99	4.63	4.00	3.03

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